June 4, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Biogen Idec Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 3, 2012

File No. 000-19311

Dear Mr. Rosenberg:

This letter sets forth the responses of Biogen Idec Inc., a Delaware corporation (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of May 22, 2012 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K (the “Form 10K”). For the convenience of the Staff, we have restated in this letter each comment in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined regarding the Form 10K have the meanings given in the Form 10K. All references to page numbers and captions correspond to the page numbers and captions in the Form 10K.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.	In the first paragraph of page 4 of your response to comment 3 you indicate that you apply the guidance in ASC 835-30 regarding the imputation of interest. With regard to the transactions for which you impute interest, please tell us:

•	Why your receivables expected to be collected in over one year do not meet the scope exception in ASC 835-30-15-3a since they are contractually due in either 30 or 90 days;

•	How the payment date of your receivables is fixed or determinable as required by ASC 835-30-15-2; and

•

How your accounting treatment complies with ASC 835-30-25-10 or why this paragraph is not applicable. In this regard, please tell us whether your selling price is representative of the fair value of the product sold. If so, tell us why the sale and the receivable are not recorded at selling price under this guidance.

Mr. James B. Rosenberg

U.S. Securities and Exchange Commission

June 4, 2012

Discounting of Certain Foreign Receivables

Consideration of Scope Exception:

•	Why your receivables expected to be collected in over one year do not meet the scope exception in ASC 835-30-15-3a since they are contractually due in either 30 or 90 days;

In accordance with ASC 835-30-15-3a “Receivables and payables arising from transactions with customers or suppliers in the normal course of business that are due in customary trade terms not exceeding one year are not required to apply the guidance in paragraphs 835-30-55-2 through 55-3 (collectively, the application of the “interest method”).

Our sales to customers in Italy, Portugal and Spain (the “Customers” and the “Countries”) are contractually due within 30 to 90 days of delivery of the underlying products. Our historical experience with payments from these Countries in the periods prior to 2011 is that these Customers typically remitted payments beyond the stated contractual terms, but within one year from the transaction date. As a result of the accelerating European sovereign debt crisis of the past several years and the accompanying credit restrictions and resulting fiscal austerity measures, the collections of receivables in these Countries have slowed and a significant portion of these receivables are now routinely being collected over periods in excess of one year. Given our experience with these Customers, the stated payment terms associated with these sales are not being honored and it has become customary for Customers to remit payments for sales of products in the ordinary course of business over periods in excess of one year. As a result, although we do not concede the right to insist on payment within the stated contractual payment period, we believe there is now sufficient history to conclude that the contractual terms provided on the invoice are not being observed by the counterparties and that it has become customary practice for these Customers to satisfy amounts owed in periods extending beyond one year. We believe to conclude otherwise would not fully reflect the economic changes that are transpiring in these markets.

Given the nature of our products as essential pharmaceutical drugs for our customers in these markets, ethical business practices often impose limitations on our ability to unilaterally remove our products from the market and, as such, we believe there are ethical limits on our ability to enforce the stated payment terms. Further, although we are entitled to charge interest on past due balances, our experience has been that actual collection of interest charges billed have been de minimus.

The above described assessment of our Customers’ remittance practices is based on an examination of our accounts receivable Customer collections by Country and by the region of each Country. We believe that the procedures we utilize provide us with sufficient credible data to make determinations regarding the expected timing of our collections and, as a result, we have concluded that these transactions are in the scope of ASC 835-30.

Consideration of Fixed or Determinable Payment Date

•	How the payment date of your receivables is fixed or determinable as required by ASC 835-30-15-2;

ASC 835-30-15-2 applies the guidance in ASC 835-30 to “receivables and payables that represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates, whether or not there is any stated provision for interest.”

We believe that although expected actual payment dates, and as a result the period over which we are discounting, differ from the contractual date, they are nonetheless determinable.

The payment dates are determinable as we perform extensive analyses of our Customers payment history and regularly monitor the timing of the collections at several levels, including by Country, region of Country and where applicable on a hospital-by-hospital basis. We also communicate directly with our Customers to receive acknowledgment of amounts due and estimates of the timing of payments. This collections history together with an evaluation of current economic trends, and each Country’s plans for funding their obligations, provides us with the ability to determine an estimate of the collection period for these Customers.

Mr. James B. Rosenberg

U.S. Securities and Exchange Commission

June 4, 2012

Consideration of Fair Value of Product:

•

How your accounting treatment complies with ASC 835-30-25-10 or why this paragraph is not applicable. In this regard, please tell us whether your selling price is representative of the fair value of the product sold. If so, tell us why the sale and the receivable are not recorded at selling price under this guidance.

We believe that the guidance within ASC 835-30-25-10 applies to our sales transactions. This guidance states that the sale and the receivable “shall be recorded at the fair value of the property, goods or service or an amount that reasonably approximates the market value of the note, whichever is more clearly determinable.”

The gross selling prices of our products are determined on a market-by-market basis through the establishment and approval of reimbursement rates by the local authorities of the respective Countries. Where we are able to collect our receivables in a manner consistent with the contractual terms, the fair value of our products is equal to the selling price of those products. However, where collection of the receivables extends beyond the contractual payment terms, to an average of greater than one year beyond the sales date, we believe that the selling price of the products in those Countries may not be the best indicator of fair value. The extended length of time to collection has reduced the fair value of our products sold and the corresponding receivables in these Countries. Specifically, in these Countries, the fair value of our receivables becomes more clearly determinable than the fair value of our products sold. The most effective means of determining the fair value of the receivable is to discount the value of the receivable, using the relevant estimated incremental borrowing rate over the estimated collection period. As these sales are to governmentally funded entities, we utilize the incremental borrowing rate of the Country, which is a market observable input and results in a fair value of the obligation consistent with the other obligations of each specific Country.

We believe that the market valuation of the receivable from the customer, using an incremental borrowing rate and the expected time to collection, is the most “clearly determinable” value for recording our product sales in these Countries. The resulting discount from the amount determined by reference to our selling price is accounted for as an element of interest in accordance with ASC 835-30-25-10.

The Company also supplementally advises the Staff that the total discount value determined in accordance with the above procedures and applied against revenue in 2011 was approximately $10 million or 0.2% and 0.8% of total Revenues and Net income attributable to Biogen Idec, Inc., respectively.

*******

As you requested, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the foregoing information is helpful. If you need any additional information or have additional comments, do not hesitate to call me at (781) 464-2049.

Very truly yours,

/s/ Paul J. Clancy

Paul J. Clancy Chief Financial Officer